UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number 1-7573

PARKER DRILLING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	73-0618660
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5 Greenway Plaza, Suite 100 Houston, Texas	77046
(Address of principal executive offices)	(Zip code)

Jon-Al Duplantier	(281)406-2000

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Disclosure Requirement

This Disclosure for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities and Exchange Act of 1932 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC reporting companies whose manufactured products contain “Conflict Minerals” which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold. If a company can establish that its necessary Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or from recycled or scrap sources, or if the company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries or reasonably believes that its necessary Conflict Minerals did come from recycled or scrap sources, it must disclose that determination, submitting a Form SD that includes a description of the Reasonable Country of Origin Inquiry it undertook in making its determination and the results of that inquiry.

The Company

This Disclosure has been prepared by management of Parker Drilling Company (the “Company”). Unless otherwise indicated, the terms “Company,” “Parker,” “we,” “us” and “our” refer to Parker Drilling Company, together with its subsidiaries. The information in this Disclosure includes the activities of all subsidiaries that are required to be consolidated.

The Company is an international provider of contract drilling and drilling-related services and rental tools. The Company currently operates in 24 countries, 10 of which were entered through the 2013 acquisition of International Tubular Services Limited and certain of its affiliates (collectively, “ITS”). We own and operate drilling rigs and drilling-related equipment and also perform drilling-related services, referred to as Operations & Maintenance (“O&M”) work, for customer-owned drilling rigs on a contracted basis. We have extensive experience and expertise in drilling geologically difficult wells and in managing the logistical and technological challenges of operating in remote, harsh and ecologically sensitive areas. Our rental tools business supplies premium equipment to operators on land and offshore in the U.S. and select international markets. We have significant knowledge of the equipment needs of our customers and the logistical and product quality requirements of an effective rental tools supplier. We believe we are industry leaders in quality, health, safety and environmental practices.

Our business is currently comprised of five operating segments: Rental Tools, U.S. Barge Drilling, U.S. Drilling, International Drilling, and Technical Services.

Reasonable Country of Origin Inquiry

We conducted an analysis of our business and determined that, even though we do not operate a specific manufacturing segment, we do, on occasion and as part of the services offered to our customers, manufacture products for sale and for the use of our customers. As part of our analysis, all manufactured products and Conflict Mineral suppliers were assessed in order to identify Conflict Minerals scope and risk. Based on this, the Company identified products for which tungsten was used as a necessary element to their functionality or production. Products containing tungsten as a necessary element to their functionality or production are:

•	Stabilizers; and
•	Whipstocks.

Our analysis further determined that no Conflict Mineral or Conflict Mineral derivative other than tungsten is contained as a necessary element to the functionality or production of any product manufactured for sale by the Company.

Because of the limited scope of the Company’s product manufacturing, we surveyed and received responses from each of the Company’s tungsten suppliers and identified their sources of tungsten as being either from scrap or recycled sources or from sources other than the Covered Countries. Each supplier also represented that the tungsten it provided to the Company was from scrap or recycled sources or from sources other than the Covered Countries. No supplier provided any reason for the Company to believe that its Conflict Minerals originated in the Covered Countries.

The Company has completed its Reasonable Country of Origin Inquiry for the year ended December 31, 2013 and has determined that all tungsten necessary to the manufacture or functionality of its products for sale originated either from scrap or recycled sources or from sources other than the Covered Countries. The Company uses no other Conflict Mineral or Conflict Mineral derivative as a necessary element to the functionality or production of any product it manufactures for sale.

As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

In accordance with the Rule, this Disclosure is available on the Company’s website at www.ParkerDrilling.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PARKER DRILLING COMPANY

Date:	May 29, 2014	By:	/s/ Jon-Al Duplantier
Jon-Al Duplantier Senior Vice President, Chief Administrative Officer and General Counsel